UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008

Commission File Number: 001-33766

AGRIA CORPORATION
Room 706, 7/F, Huantai Building, No. 12A
South Street Zhongguancun
Haidian District, Beijing 100081
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

AGRIA CORPORATION
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Kenneth Huang
Name:	Kenneth Huang
Title:	Chief Executive Officer

Date: June 25, 2008

Exhibit 99.1
Agria Schedules Conference Call to Discuss
4Q07, FY07 and 1Q08 Financial Results
Beijing, China — June 25, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that it will hold a conference call to discuss the Company’s financial results for the fourth quarter and year ended December 31, 2007, and financial results for the first quarter ended March 31, 2008, and business outlook.
The call will be held on Thursday, June 26, 2008 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. June 26, 2008 in Beijing). The dial-in number for the live audio call is +1-201-689-8560. A live webcast of the conference call will be available on Agria’s website at www.agriacorp.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through midnight on July 10, 2008, U.S. Eastern Time (noon, July 11, 2008 in Beijing) by telephone at +1-201-612-7415. To access the replay use conference ID# 288947, with account # 3055. A webcast replay will also be available at www.agriacorp.com.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.